Item 8: <u>Order Sizes</u>

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?	⦿ Yes ○ No
If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.	~~By default, the~~The LeveL ATS ~~will reject any~~<u>accepts</u> order<u>s in all lot sizes (round lots, odd lots, and mixed lots) as a default setting. Subscribers may instruct the ATS to not accept odd lot orders or mixed lot orders.</u> ~~for fewer than 100 shares, even when a round lot for the relevant security is less than 100 shares. As further discussed at subpart (c) below, subscribers may instruct the ATS to accept conditional orders, firm orders, and VWAP Orders (including conditional VWAP Orders) for fewer than 100 shares.~~ ~~Where a subscriber has not instructed the LeveL ATS to execute odd lot orders, an odd lot order will be rejected. Where a subscriber has permitted odd lot orders, an odd lot order will be accepted.~~ VWAP Sliced Orders ~~require order instructions permitting~~<u>must permit</u> both odd and mixed lot executions in the event their order quantity is fewer than 500 shares (for illiquid securities) and 700 shares (for liquid securities). Where a VWAP Sliced Order includes instructions permitting both odd and mixed lot executions, the minimum order quantity is 5 shares (for illiquid securities) or 7 shares (for liquid securities). By default, the LeveL ATS will reject any order for more than 1,000,000 shares. Subscribers may instruct the LeveL ATS to accept orders for more than 1,000,000 shares.
b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ○ No
c. Does the NMS Stock ATS accept or execute odd-lot orders?	⦿ Yes ○ No
If yes, specify any odd-lot order requirements and related handling procedures (*e.g.,* odd-lot treated the same as round lot).	By default, the LeveL ATS ~~rejects~~ <u>accepts and will execute odd lot orders. Subscribers may instruct the ATS to not accept odd lot orders.</u> ~~any order for fewer than 100 shares. However, a subscriber may instruct the LeveL ATS to accept odd lot conditional orders, firm orders and VWAP Orders (including Conditional VWAP Orders) and treat such orders as eligible for execution.~~ ~~Except as noted above, odd lots, where accepted,~~<u>Odd lot orders</u> are treated the same as round lot orders.
d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ○ No
e. Does the NMS Stock ATS accept or execute mixed-lot orders?	⦿ Yes ○ No

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).	By default, the LeveL ATS accepts and will execute mixed lot orders (e.g., orders for 150 shares). , but only executes the order in round lots and cancels any odd-lot leaves quantity following the last round-lot execution. Notwithstanding the foregoing, aA subscriber may instruct the LeveL ATS to not execute in mixed lots. treat orders submitted by the subscriber as eligible for execution in one or more mixed lots. Subscribers may separately instruct that any unexecuted odd-lot portion of a mixed lot order remain eligible to interact with other orders in the LeveL ATS. Except as just noted, thereThere is no difference in the ATS's treatment of mixed lot orders relative to round lot orders. A subscriber must separately instruct the LeveL ATS to accept and execute odd-lot orders or the order will be cancelled back to the subscriber once its leaves quantity falls below 100 shares.
f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No